Exhibit 99.1

Convenience Translation

Fresenius Medical Care AG & Co. KGaA

Hof an der Saale

Convening of the ordinary General Meeting

ISIN: DE0005785802 // Securities Identification No. 578580
ISIN: DE0005785836 // Securities Identification No. 578583
ISIN: DE000A1RFH42 // Securities Identification No. A1RFH4

ISIN: DE000A1RFH34 // Securities Identification No. A1RFH3
ISIN: US3580291066
ISIN: US3580292056

We hereby invite our shareholders to the ordinary General Meeting to be held on Thursday, 16 May 2013, at 10:00 a.m.

in the Congress Center Messe Frankfurt,

Ludwig-Erhard-Anlage 1, 60327 Frankfurt am Main, Germany.

Disclaimer: The conversion of the preference shares into ordinary shares will not be registered under the Securities Act of 1933 (Securities Act). The conversion for most holders will be effected pursuant to a 3(a)(9) exemption from registration under the Securities Act and for one holder in an exempted “offshore transaction” pursuant to Regulation S under the Securities Act. The ordinary shares acquired pursuant to Regulation S may not be offered or sold in the U.S. unless registered under the Securities Act or pursuant to an applicable exemption from registration requirements.

I. Agenda

1.                                     Presentation of the annual financial statements and consolidated group financial statements each approved by the Supervisory Board, the management reports for Fresenius Medical Care AG & Co. KGaA and the consolidated group, the report by the General Partner with regard to the information pursuant to sections 289 (4), 315 (4) of the German Commercial Code (Handelsgesetzbuch - HGB) and the report of the Supervisory Board of Fresenius Medical Care AG & Co. KGaA for fiscal year 2012; resolution on the approval of the annual financial statements of Fresenius Medical Care AG & Co. KGaA for fiscal year 2012

The Supervisory Board endorsed the annual financial statements and the consolidated group financial statements drawn up by the General Partner according to section 171 German Stock Corporation Act (Aktiengesetz - AktG). According to section 286 (1) AktG, the annual financial statements are to be submitted for approval by the General Meeting; the other aforementioned documents are to be made accessible to the General Meeting without requiring the passing of any additional resolution.

The General Partner and the Supervisory Board propose that the annual financial statements of Fresenius Medical Care AG & Co. KGaA for the fiscal year 2012 as presented, showing a profit of EUR 596,223,398.98, be approved.

2.                                     Resolution on the allocation of distributable profit

The General Partner and the Supervisory Board propose to allocate the profit shown in the annual financial statements in the amount of EUR 596,223,398.98 for the fiscal year 2012 as follows:

Distribution to shareholders by payment of a dividend of

• EUR 0.75 for each of the 302,739,758 ordinary shares entitled to a dividend	EUR	227,054,818.50

• EUR 0.77 for each of the 3,973,333 preference shares entitled to a dividend	EUR	3,059,466.41

Profit carried forward to new account	EUR	366,109,114.07
Distributable profit	EUR	596,223,398.98

The dividend is payable on 17 May 2013.

3.                                     Resolution on the approval of the actions of the General Partner

The General Partner and the Supervisory Board propose to approve the actions of the General Partner of the Company during the fiscal year 2012.

4.                                     Resolution on the approval of the actions of the members of the Supervisory Board

The General Partner and the Supervisory Board propose to approve the actions of the members of the Supervisory Board of the Company during the fiscal year 2012.

5.                                     Election of the auditors and consolidated group auditors for fiscal year 2013

The Supervisory Board, based on the recommendation of its Audit and Corporate Governance Committee (Prüfungsausschuss), proposes the election of KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin, as auditor and consolidated group auditor for the fiscal year 2013.

6.                                     Resolution on the conversion of non-voting bearer preference shares into voting bearer ordinary shares by cancelling the preference in terms of dividend payments and amendments of the Articles of the Company

The non-voting bearer preference shares of the Company shall be converted into voting bearer ordinary shares by cancelling the preference in terms of dividend payments. The resolution proposal on this conversion is set forth and explained in a detailed report by the General Partner. As part of this invitation document, the report of the General Partner is set out below in part II. and is also available on the internet page of the Company at http://www.fmc-ag.com/AGM2013.htm and will furthermore be open to inspection in the General Meeting. The conversion of preference shares into ordinary shares requires amendments of the Articles of the Company which the General Partner and the Supervisory Board also propose to resolve on below.

The resolution on the conversion of preference shares into ordinary shares requires a consenting special resolution of the preference shareholders of the Company, which needs to be resolved on in a separate meeting of the preference shareholders. Furthermore, the ordinary shareholders shall also be requested under agenda item 8 of this invitation to approve by special resolution the resolution on the conversion of preference shares into ordinary shares and the corresponding amendment to the Articles of the Company pursuant to this agenda item 6 as well as the resolution on the amendment of the 2001 International Employee Participation Program and the conditional capital pursuant to Section 4 (5) of the Articles of the Company including the amendments to the Articles associated with it as proposed under agenda item 7.

The General Partner and the Supervisory Board therefore propose to pass the following resolutions:

a)                                     The bearer preference shares without voting rights are converted into bearer ordinary shares with voting rights by cancelling the preference rights in terms of dividend payments pursuant to section 19 (2) - (4) of the Articles.

b)                                     Section 4 (1) of the Articles is reworded as follows:

“The capital of the Company amounts to EUR [306,855,686.00] (in words: [three hundred six million eight hundred fifty five thousand six hundred eighty six] Euro) and is divided into [306,855,686] (in words: [three hundred six million eight hundred fifty five thousand six hundred eighty six]) bearer ordinary shares.”

c)                                      Section 17 (4) sentence 2 of the Articles is deleted without substitution.

d)                                     Section 19 of the Articles is annulled and reworded as follows:

“Art. 19                      Disposition of Profits

The disposition of the balance sheet profits is resolved on by the general meeting.”

e)                                      The Supervisory Board is authorized to update and replace the numbers or amounts set in square brackets in section 4 (1) of the Articles of the Company in the course of the filing for entry in the commercial register of the new version of this provision as resolved under section b) above by those numbers or amounts that result in due consideration from any potential changes to the total amount of the registered share capital in the meantime, in particular as a result of the issuance of shares from the conditional capital, i.e. to revise the numbers or amounts as well as the corresponding description in words set in square brackets if necessary.

7.                                     Resolution on the amendment to the 2001 International Employee Participation Program and on the amendment to the conditional capital pursuant to section 4 (5) of the Articles of the Company

The conversion of non-voting bearer preference shares of the Company into voting bearer ordinary shares proposed to the General Meeting under agenda item 6 furthermore requires corresponding amendments with regard to the 2001 International Employee Participation Program resolved on by the ordinary General Meeting of the Company of 23 May 2001 as amended by resolution of the extraordinary General Meeting of the Company of 30 August 2005. For this purpose, the authorization resolution of the General Meeting of the Company of 23 May 2001 shall be amended and the management shall be authorized to implement such amendment accordingly. Under this employee participation program convertible bonds could be issued to specific employees of the Company and affiliated companies, members of the management of affiliated companies as well as to members of the Management Board (of the General Partner) for purposes of compensation; until now, these convertible bonds also entitle the participants to a conversion into preference shares of the Company after expiration of a vesting period of several years. The ordinary General Meeting of the Company of 23 May 2001 also resolved on the creation of a conditional capital from which preference shares can be issued to the participants after exertion of the conversion rights to safeguard the subscription rights of holders of convertible bonds. By resolution of the extraordinary General Meeting of the Company of 30 August 2005 the 2001 International Employee Participation Program was amended to the effect that the holders of convertible bonds were given the opportunity to shift their entitlements arising from the convertible bonds issued to them to the receipt of bearer ordinary shares of the Company. At the same time, the conditional capital created to safeguard the subscription rights of the holders of convertible bonds was amended with a view to these amendments of the 2001 International Employee Participation Program and to the effect that it proportionately allows for the issuance of ordinary shares in addition to the issuance of preference shares. This conditional capital so amended is set forth in section 4 (5) of the Articles of the Company. As far as the registered share capital of the Company is conditionally increased by the issuance of preference shares in accordance with this provision, the conversion of preference shares into ordinary shares proposed under agenda item 6 requires amendments to this provision as well.

Therefore the terms and conditions of the 2001 International Employee Participation Program shall now be amended to the effect that the right of conversion of the participants who are entitled in accordance with this program will prospectively exclusively refer to the conversion into voting bearer ordinary shares of the Company. At the same time, the conditional capital pursuant to section 4 (5) of the Articles shall be amended to the effect that the registered share capital of the Company is prospectively conditionally increased solely by the issuance of ordinary shares. However, the total amount of conditional capital pursuant to section 4 (5) of the Articles shall remain unchanged and the pro rata amount of this conditional capital already relating to the issuance of ordinary shares shall only be increased by the pro rata amount of the conditional capital until now relating to the issuance of preference shares. No adjustment will be made to the conversion prices of the convertible bonds.

Excerpts from the notarial minutes regarding the aforementioned resolution items of the ordinary General Meeting of the Company of 23 May 2001 under agenda item 5 and of the extraordinary General Meeting of the Company of 30 August 2005 under agenda item 2 regarding the creation and amendment of the basic principles of the 2001 International Employee Participation Program are available to inspection by shareholders in the ordinary General Meeting and are also available on the Company’s website at http://www.fmc-ag.com/AGM2013.htm.

The General Partner and the Supervisory Board therefore propose to pass the following resolutions:

a)                                    The resolution of the ordinary General Meeting of the Company of 23 May 2001 (agenda item 5 therein) on the issuance of convertible bonds for an international employee participation program including a conditional capital created for this purpose is amended with regard to the conversion of non-voting bearer preference shares of the Company into voting ordinary shares proposed under agenda item 6 as follows:

aa)                    The convertible bonds issued on the basis of the resolution of the ordinary General Meeting of the Company of 23 May 2001 (agenda item 5 therein) henceforth entitle solely to the receipt of bearer ordinary shares of the Company. No adjustment will be made to the conversion prices of the convertible bonds.

bb)                    The General Partner is authorized to define the details of the implementation of such amendment of the 2001 International Employee Participation Program as set out under section aa) above with the approval of the Supervisory Board. As far as members of the Management Board of the General Partner are concerned, only the Supervisory Board is authorized to define the details of the implementation of such amendment.

b)                                    In accordance with the amendment of the 2001 International Employee Participation Program proposed for resolution in section a) above, the conditional capital pursuant to section 4 (5) of the Articles of the Company will be amended to the effect that the registered share capital pursuant to section 4 (5) of the Articles is prospectively conditionally increased exclusively by the issuance of ordinary shares and that the pro rata amount of this conditional capital pursuant to section 4 (5) of the Articles until now relating to the issuance of preference shares prospectively exclusively relates to the issuance of ordinary shares as well. For that purpose, section 4 (5) of the Articles of the Company is reworded as follows:

“The capital of the Company is conditionally increased by up to EUR [4,199,718.00] (in words: [four million one hundred ninety nine thousand seven hundred eighteen] Euro) by the issue of up to [4,199,718] (in words: [four million one hundred ninety nine thousand seven hundred eighteen]) new bearer ordinary shares. The conditional capital increase will be implemented only to the extent that, in accordance with the 2001 International Employee Participation Program resolved on by the General Meeting of 23.05.2001 convertible bonds relating to non-par value shares have been issued and the holders of these convertible bonds exercise their right of conversion in consideration of the amending resolution of the General Meeting of 16.5.2013 regarding the conversion of non-voting bearer preference shares into voting bearer ordinary shares. The new voting bearer ordinary shares participate in profits from the beginning of the fiscal year in which they arise by the exercise of the right of conversion.”

c)                                     The Supervisory Board is authorized to update and replace the numbers or amounts set in square brackets in section 4 (5) of the Articles of the Company in the course of the filing for entry in the commercial register of the new version of this provision as resolved under section b) by those numbers or amounts that result in due consideration from any potential changes to the total amount of the registered share capital in the meantime, in particular as a result of the issuance of shares from the conditional capital, i.e. to revise the numbers or amounts as well as the corresponding description in words set in square brackets if necessary.

d)                                    The General Partner is instructed to file the amendment to the Articles in connection with the amendment of section 4 (5) of the Articles for entry in the commercial register on the condition that such registration shall only be effected if the amendments to the Articles as proposed under agenda item 6 b) — d) are also entered into the commercial register.

8.                                     Special resolution of the ordinary shareholders on the approval of the resolution on the conversion of non-voting bearer preference shares into voting bearer ordinary shares and amendments to the Articles of the Company and on the approval of the resolutions on the amendment to the 2001 International Employee Participation Program and to the conditional capital pursuant to section 4 (5) of the Articles of the Company

Under agenda item 6 the General Partner and the Supervisory Board propose to convert the non-voting bearer preference shares of the Company into voting bearer ordinary shares by cancelling the preference in terms of dividend payments and to amend the Articles of the Company accordingly. Under agenda item 7 the General Partner and the Supervisory Board further propose to resolve on the amendments to the 2001 International Employee Participation Program in connection with such conversion and to the conditional capital pursuant to section 4 (5) of the Articles of the Company including related amendments to the Articles. Additionally, the ordinary shareholders shall approve the resolutions of the General Meeting under agenda items 6 and 7 by special resolution.

Therefore, the General Partner and the Supervisory Board propose to the ordinary shareholders to pass the following special resolution:

The ordinary shareholders of the Company approve the resolutions of today’s General Meeting under agenda item 6 regarding the conversion of non-voting bearer preference shares into voting bearer ordinary shares and regarding amendments to the Articles of the Company as well as the resolutions of today’s General Meeting under agenda item 7 regarding the amendment of the 2001 International Employee Participation Program and the corresponding amendment of the conditional capital pursuant to section 4 (5) of the Articles of the Company.

9.                                     Amendment to section 15 of the Articles of the Company (Attendance at the General Meeting and exercise of the voting right)

The German Stock Corporation Act provides that the Management Board of the Company may be authorized on the basis of a corresponding provision in the Articles of the company to allow shareholders to participate in the General Meeting even without attending in person and without granting powers of proxy and to exercise all or individual rights in whole or in part via electronic communication (so-called online participation). In the same manner, the Management Board may be authorized to allow shareholders to pass their votes in writing or by way of electronic communication without attending the General Meeting by way of the so-called postal vote. In order to provide the General Partner or its Management Board, respectively, with an additional degree of flexibility with regard to the possibility of making use of such ways of communication in the interest of our shareholders, the Articles of the Company shall be amended accordingly.

Therefore, the General Partner and the Supervisory Board propose to pass the following resolutions:

a)        Section 15 of the Articles of the Company is amended by the following paragraph 4:

“(4)       The General Partner is authorized to allow shareholders to participate in the General Meeting even without attending in person and without granting powers of proxy, and to exercise all or parts of their rights in part or in full via electronic communication. In case the General Partner avails itself of this authorization, it is also authorized to determine the details of the scope and process of such online participation.”

b)        Section 15 of the Articles of the Company is amended by the following paragraph 5:

“(5)       The General Partner is authorized to allow shareholders to pass their votes in writing or by way of electronic communication even without attending the General Meeting (postal vote). In case the General Partner avails itself of this authorization, it is also authorized to determine the procedural details of the postal vote.”

Apart from these amendments, section 15 of the Articles of the Company shall remain unchanged.

II. Report of the General Partner on agenda items 6 to 8 and simultaneously report of the General Partner on agenda items 1 and 2 of the separate meeting of preference shareholders on 16 May 2013

The General Partner reports on agenda items 6 to 8 of the ordinary General Meeting of 16 May 2013 as well as on agenda items 1 and 2 of the separate meeting of preference shareholders of 16 May 2013 as follows:

1.                  Preliminary note and background

With these resolution proposals the General Partner and the Supervisory Board jointly continue the development already set in motion to simplify the capital structure of the Company in the interest of both the Company and its shareholders by focusing on the class of ordinary shares to simplify it and hence to fully adhere to the “one share — one vote” structural principle established in the international capital markets. Hereinafter, the General Partner describes and explains in detail the proposed conversion of preference shares into ordinary shares and the corresponding amendments according to the resolution proposals under agenda items 6 and 7 of the ordinary General Meeting and particularly comments on the consequences of the proposed conversion for the Company and its shareholders.

2.                  Description of the present capital structure and the classes of shares of the Company

The registered share capital of the Company currently amounts to EUR [306,855,686.00] and is currently divided into [302,882,353] voting bearer ordinary shares and [3,973,333] non-voting bearer preference shares. Thus, the proportion of preference shares in the registered share capital currently only amounts to approximately [1.3] %. This marginal proportion of preference shares in the registered share capital of the Company in particular results from the fact that the by far largest part of the former preference shareholders have exchanged their preference shares into ordinary shares of the Company in the context of the voluntary exchange offer made by the Company in 2005. Each ordinary share and each preference share represent a pro rata amount of EUR 1.00 of the registered share capital. Pursuant to section 19 (2) — (4) of the Articles of the Company the preference shares shall receive a dividend out of the annual balance sheet profits which exceeds that for the ordinary shares by an amount of EUR 0.02 per preference share but at least a dividend in an amount of EUR 0.04 per preference share, whereas this minimum dividend shall take precedence over the distribution of a dividend on the ordinary shares (so-called preference in terms of dividend payments) and be paid subsequently in the event that the balance sheet profits for a fiscal year are insufficient to distribute the minimum dividend. Both ordinary shares and preference shares of the Company are listed in the „Prime Standard” segment in the regulated market of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) and are traded in the electronic trading system XETRA. Also, the ordinary shares of the Company have also been included into the Deutscher Aktienindex (DAX). Furthermore, American Depositary Receipts (ADR) representing ordinary shares or preference shares are traded at the New York Stock Exchange (NYSE).

From the General Partner’s point of view the current lower stock market price of the preference share compared to the ordinary share reflects the very limited liquidity and, hence, also the very limited acceptance of the preference share in the capital market: Although the Articles, as set forth above, provide that each preference share shall receive a minimum dividend (including unpaid amounts from previous fiscal years) and that furthermore preference shares receive a higher dividend out of the annual balance sheet profits than the ordinary shares, the preference share is apparently regarded as a (far) less attractive form of investment by the capital markets. Investors largely gear towards the internationally acknowledged structural principle of a voting right being attached to each share (“one share — one vote”) and often refrain from investing in share classes of low liquidity.

3.                  Implementation of the conversion of preference shares into ordinary shares and future capital structure of the Company

The conversion of preference shares of the Company into ordinary shares proposed to the ordinary General Meeting under agenda item 6 is technically implemented by cancelling the preference rights in terms of dividend payments as provided for in section 19 (2) – (4) of the Articles. Upon the cancellation of these preference rights in terms of dividend payments taking effect by entry of such amendments to the Articles in the commercial register, the preference in terms of dividend payments is annulled, reinstating the voting rights of these shares by law (section 141 (4) AktG). By cancelling the preference rights in terms of dividend payments, each preference share is automatically and compulsorily converted into one ordinary share in a 1:1 ratio. Thus, no exchange of shares, but only an alignment of the rights attached to the preference share class with the rights attached to the ordinary share class is effected.

In addition to this necessary resolution of the ordinary General Meeting requiring a majority of at least three quarters of the share capital represented at the passing of the resolution, the conversion also requires a consenting special resolution of the preference shareholders of the Company, which in turn requires a majority of three quarters of the votes cast pursuant to section 141 (3) sentence 2 AktG. The preference shareholders resolve on this special resolution in a separate meeting (section 141 (3) sentence 1 AktG) also convened for 16 May 2013 (following the ordinary General Meeting of the same day) by a separate convening notice. Finally the ordinary shareholders shall be requested to once again approve the resolution by the General Meeting amending the Articles by special resolution pursuant to section 179 (3) AktG; a corresponding resolution is proposed to the ordinary shareholders under agenda item 8 of the ordinary General Meeting and requires the majority of at least three quarters of the share capital represented at the passing of the resolution.

Subject to the potential issuance of shares from the conditional capital in the meantime, the registered share capital of the Company will continue to amount to EUR [306,855,686.00] after the effectiveness of the conversion of preference shares into ordinary shares by entry of the proposed amendments of the Articles into the commercial register. Prospectively however, the registered share capital will consistently be divided into ordinary shares, as the pro rata amount of preference shares in the registered share capital will be allotted to ordinary shares in the future. Since each share still represents the proportionate value of EUR 1.00 of the registered share capital of the Company, neither the pro rata participation of the shareholders in the registered share capital nor the absolute number of issued shares is subject to changes.

Prospectively, all shares of the Company would then participate in a uniform manner and an equal amount in the distribution of the balance sheet profits of the Company to the shareholders. The General Partner expects that entry of the proposed amendments of the Articles in the commercial register will occur promptly after the ordinary General Meeting and the separate meeting of preference shareholders respectively. The conversion of all preference shares of the Company will only become legally effective upon entry of the corresponding amendments of the Articles in the commercial register. Entry of these amendments of the Articles within fiscal year 2013 would result in the preference in terms of dividend payments of the preference shareholders to be taken into account for the last time in accordance with the resolution proposed under agenda item 2 of this year’s ordinary General Meeting on the distribution of the balance sheet profit for fiscal year 2012.

4.                  Consequences of the conversion for the participants of the 2001 International Employee Participation Program

The proposed conversion of preference shares into ordinary shares requires corresponding amendments to the 2001 International Employee Participation Program under which certain employees of the Company and of affiliated companies, members of the management of affiliated companies as well as members of the Management Board (of the General Partner) have received convertible bonds as a variable compensation component. According to the relevant terms and conditions of the employee participation program, these convertible bonds to date also entitle to a receipt of preference shares of the Company. In order to ensure that the arrangement of the conversion rights of the participants of the 2001 International Employee Participation Program still appropriately corresponds to the unification of the Company’s capital structure with a view to a registered share capital solely consisting of ordinary shares aimed at by the proposed conversion of all preference shares into ordinary shares, the General Partner and the Supervisory Board propose under agenda item 7 a) to amend the 2001 International Employee Participation Program to the effect that the rights of holders of convertible bonds regarding the receipt of shares of the Company will prospectively only relate to the receipt of ordinary shares of the Company. Accordingly, the proposed amendment to the 2001 International Employee Participation Program results in each convertible bond prospectively entitling to the receipt of one ordinary share of the Company instead of one preference share in a 1:1 ratio without any adjustment to the conversion prices of the convertible bonds. At the same time this ensures the systematic consistency with the full conversion of preference shares into ordinary shares as proposed under agenda item 6 which as a legal necessity can only be effected in a 1:1 ratio as well. This also helps to ensure that an unequal treatment of preference shareholders and holders of convertible bonds, who to date were entitled to the receipt of preference shares, can be avoided.

The satisfaction of the convertible bonds issued under the 2001 International Employee Participation Program by issuing preference shares is currently safeguarded by a conditional capital provided for in section 4 (5) of the Articles. The proposed amendment to the 2001 International Employee Participation Program by switching the conversion rights to an exclusive issuance of ordinary shares therefore leads to corresponding amendments to this conditional capital, which are proposed under agenda item 7 b) of the ordinary General Meeting. In the process, the conditional capital pursuant to section 4 (5) of the Articles of the Company shall be amended to the effect that henceforth it exclusively relates to the issue of ordinary shares while maintaining its present total amount. Nature and scope of the safeguarding function of this conditional capital in favor of the holders of convertible bonds under the 2001 International Employee Participation Program therefore remain entirely unchanged.

5.                  Rebooking in the investment portfolios and effects on the stock exchange listing of former preference shares

The Company’s shares are exclusively represented by global certificates to be deposited at Clearstream Banking AG, Frankfurt am Main. As a result of this central securities deposit the conversion of the preference shares into ordinary shares is likewise effected by Clearstream Banking AG through collective accounts and by conversion of the shareholders’ investment portfolios by the respective custodian banks. The shareholders will be informed on the rebooking but will not have to take any further action. The rebooking is to be free of costs for the shareholders.

Upon entry of the amendments to the Articles proposed to be resolved on under agenda item 6 of the ordinary General Meeting and described above in section 3 of this report in the commercial register, the listing of the preference shares of the Company will be discontinued as a result of the conversion into ordinary shares associated with it. The stock exchange listing at the Frankfurt Stock Exchange will presumably be terminated by the end of the trading session of the day on which the entry of the amendment to the Articles in the commercial register is effected and all existing stock exchange orders will lapse. The determination of the precise point in time of the entry of this change of rights in the commercial register is beyond the Company’s control, but it will attempt to agree on a schedule in close cooperation with the Frankfurt Stock Exchange and the competent commercial register to ensure that the conversion process will be implemented as smoothly as possible. An interruption of trade with ordinary shares shall be avoided to the best extent possible.

Upon the conversion of preference shares into ordinary shares, the ADR representing preference shares of the Company which were listed on the NYSE until that date will be cancelled. The Bank of New York Mellon (BNY Mellon) will arrange for the necessary technical conversion for the holders of these ADRs and will furnish preference share ADR holders with instructions regarding any necessary action on their part. No action will be required on the part of ordinary share ADR holders in connection with consummation of the conversion of preference share ADRs into ordinary share ADRs. Likewise, preference share ADR holders do not need to take any further action at the present time. In particular, preference share ADR holders who hold their ADRs in definitive certificated form should not send their ADR certificates to the Company, and should not send their certificate to BNY Mellon unless and until instructed to do so.

6.                  Benefits of the conversion of the preference shares into ordinary shares for the Company and its shareholders

The conversion of all non-voting preference shares of the Company into voting ordinary shares is in the best interests of the Company as well as its shareholders. It leads to a concentration on one single class of shares and thereby serves the unification and simplification of the capital structure of the Company. All shares will have the same rights, in particular voting rights, and prospectively participate to the same extent in the balance sheet profits of the Company.

In particular from an investor’s point of view this unification and simplification creates a heightened level of transparency which may additionally increase the attractiveness of an investment in the Company. Simultaneously the concentration on one single class of shares complies with the internationally recognized and prevalent Corporate Governance principle of each share entitling to one vote (“one share — one vote”).

The proposed concentration on the ordinary shares class furthermore reduces additional administrative expenditures of the Company which so far arise as to the administration of two classes of shares and which hardly seem justified in light of the only marginal residual stock of preference shares. Thus, costs for the Company can be eliminated which are for instance currently accrued from the concurrent listing of the ordinary and the preference shares at Frankfurt Stock Exchange and — as ADRs — at NYSE.

All shareholders will also benefit from the aforementioned advantages for the Company: From the General Partner’s point of view the anticipated strengthening of the free float and the trading volume of ordinary shares resulting from the concentration on one class of shares whilst reducing the Company’s administrative costs may in principle positively influence the price of ordinary shares in the medium term. In this case, all shareholders of the Company could benefit from a relative increase in the value of their shareholdings. The former preference shareholders of the Company in fact lose their entitlement to preference in terms of dividend payments and higher dividend payments; at the same time, however, they prospectively obtain the right to vote in the General Meeting. With a view to the prospective value of the investment the preference shareholders benefit from the conversion of preference shares as for each preference share owned so far they will, due to reasons of German stock corporation law, receive an ordinary share in a 1:1 ratio which is currently rated higher in the capital market. Furthermore, the liquidity of the shareholding of the preference shareholders in the Company is increased in light of the current marginal liquidity of the preference shares. As the proportion of preference shares in the registered share capital of the Company amounts to only approximately 1.3%, the effect of the dilution of the voting rights of the ordinary shareholders as well as the dilution of the intrinsic value of their participation in the Company is very marginal. Furthermore, a preference shareholder who reportedly holds approximately 77 % of the preference shares of the Company, a reputable European financial institution, has agreed with the Company that in case such conversion measure is resolved on it will pay a premium to the Company in cash in the total amount of EUR 27 million following registration of this measure with the commercial register, thereby providing for a (partial) commercial compensation for potential dilutive effects for the ordinary shareholders. This would correspond to a premium payment of approximately EUR 9.00 per preference share held by this major preference shareholder and therefore insofar corresponds to the average spread between the closing prices of the preference share and the ordinary share of the Company in the electronic trading system XETRA during the 3-months-period between 1 January 2013 and 31 March 2013. As a result, commercially dilutive effects for ordinary shareholders, which in any way occurred only to a rather marginal extent, would additionally be reduced.

At the same time, any such potential implications relating to the voting rights and to the value of the participation coincide with commensurable value increases for ordinary shareholders: With the elimination of the preference in terms of dividend payments and higher dividend payments to the preference shareholders today’s ordinary shareholders’ profit participation ratio in the distributable profit of the Company prospectively increases.

The advantages for the Company and its shareholders as described above can only be achieved if the conversion of all preference shares into ordinary shares is guaranteed. The conversion by way of an alternative voluntary conversion offer, under which all preference shareholders can decide whether to convert their preference shares into ordinary shares by contrast is no equal alternative, as it cannot be ruled out in this case that residual amounts of preference shares would persist and therefore the concentration of the registered share capital in one single class of shares intended in the best interests of the Company could in fact not be achieved. This is borne out by the Company’s experience in the 2005 voluntary conversion offer, which was accepted by a vast majority of shareholders but could not encompass all preference shares. Accordingly, a marginal residual portion of preference shares currently amounting to approximately [1.3] % of the registered share capital continued to exist which shall now be eliminated by the proposed conversion of all preference shares into ordinary shares.

Therefore the General Partner is of the opinion that the proposed conversion of all remaining preference shares of the Company into ordinary shares is in the best interests of the Company as well as all of its shareholders. The General Partner and the Supervisory Board therefore recommend to all shareholders to support this action by resolving in favor of agenda items 6 to 8 of this ordinary General Meeting and agenda items 1 and 2 of the separate meeting of preference shareholders.

III. Further information regarding the convening of the
Annual General Meeting

Total number of shares and voting rights

At the time of the convening of the ordinary General Meeting, of the total amount of [306,855,686] non-par value shares issued by the Company, consisting of [302,882,353] bearer ordinary shares and [3,973,333] bearer preference shares, all bearer ordinary shares are entitled to participate and vote and each bearer ordinary share carries one vote in the ordinary General Meeting. All bearer preference shares are only entitled to participate and do not grant voting rights in this meeting.

Conditions for participation in the General Meeting and for the exercise of the voting right

Only those shareholders who have registered with the Company in text form in the German or the English language by the end of 9 May 2013 (24:00 hours Central European Summer Time — CEST), at the latest under the following address

Fresenius Medical Care AG & Co. KGaA

c/o Computershare Operations Center

80249 Munich

Germany

Telefax: +49 89 30903 - 74675

E-Mail: anmeldestelle@computershare.de

and who have provided the Company with evidence of their entitlement to attend the General Meeting are entitled to participate and vote in the ordinary General Meeting. As evidence of their entitlement to attend the General Meeting and to exercise their voting right, shareholders must, by the end of 9 May 2013 (24:00 hours CEST), at the latest, provide evidence of their shareholding issued by their depositary bank in text form in the German or the English language to the aforementioned address referring to the beginning of 25 April 2013, (00:00 hours CEST) (“Evidence Date”).

Significance of the Evidence Date

As regards the participation in the General Meeting and the exercise of the voting right only such persons qualify as shareholders of the Company who have provided evidence of their shareholding. The right of participation and the extent of the voting rights are solely determined by the shareholding on the Evidence Date. The Evidence Date is not accompanied by a lock on the sale of shares. Even in case of a complete or partial sale of the shareholding after the Evidence Date, this has no effect on the entitlement to participate and on the voting right. This also applies accordingly to the acquisition of shares after the Evidence Date. Persons who do not hold shares on the Evidence Date and become shareholders only thereafter are entitled to participate and vote for the shares held by them only to the extent that they are authorized by proxy or otherwise authorized to exercise rights. The Evidence Date has no significance for the entitlement to a dividend as this entitlement only depends on the shareholder status on the day of the resolution on the distribution of profits by the ordinary General Meeting.

Proxy voting procedure

Shareholders may have their voting rights in the ordinary General Meeting exercised by a proxy, e.g. the depositary bank, an association of shareholders or another person of their choice. If the shareholder authorizes more than one person, the Company can reject one or more of such persons. The issue of the proxy, its revocation and the evidence of authorization to be presented to the Company require the text form; financial institutions, shareholders’ associations and persons equated thereto according to section 278 (3) AktG in connection with sections 135 (8) AktG and 135 (10) AktG in connection with section 125 (5) AktG may — to the extent powers of attorney are issued to them — provide for deviating provisions.

The Company offers that shareholders may issue powers of attorney to proxies named by the Company who are bound to shareholders’ voting instructions. Such persons are employees of the Company or of an affiliated company who vote on the respective items of the agenda on the basis of powers of attorney by shareholders and in accordance with the instructions issued by them. The proxies named by the Company must, for this purpose, be issued powers of attorney as well as express and unambiguous instructions for the exercise of the voting right. The proxies named by the Company are obligated to vote in accordance with the instructions. They cannot exercise the voting rights at their own discretion. To the extent there is no express and unambiguous instruction, the proxies named by the Company will abstain from voting on the respective voting matter.

The shareholders shall receive forms for powers of attorney as well as the form for the power of attorney and the voting instructions for the proxies named by the Company and further information regarding the issuing of powers of attorney together with the entrance ticket.

The evidence of the appointment of an authorized person may be submitted to the following address or be presented at the entrance to the meeting venue of the General Meeting on the day of the General Meeting:

Fresenius Medical Care AG & Co. KGaA
 - Investor Relations -
Else-Kröner-Straße 1
61352 Bad Homburg v. d. H.
Germany
Telefax: +49 (0)6172-609-2301
E-Mail: ir@fmc-ag.com

Timely registration and evidence of the shareholding in accordance with the foregoing provisions are also required in case a power of attorney is issued. This does not exclude any granting of powers of attorney after the registration has occurred.

Rights of shareholders according to section 278 (3) AktG in connection with sections 122 (2), 126 (1), 127, 131 (1) AktG

Supplemental requests to the agenda at the request of a minority according to section 278 (3) AktG in connection with section 122 (2) AktG

Shareholders whose total combined shares amount to the twentieth part of the registered share capital or the proportionate amount of the share capital of EUR 500,000 (that is equivalent to 500,000 non-par value shares), can request, according to section 278 (3) AktG in connection with section 122 (2) AktG, that items be placed on the agenda and notice thereof be given. For each new item, reasons or a draft resolution must be attached.

Supplemental requests must be received by the Company at least 30 days prior to the Meeting in writing. The day of receipt and the day of the General Meeting are not included in that calculation. Therefore, the last possible date for receipt is Monday, 15 April 2013 (24:00 hours CEST). Supplemental requests received after that date cannot be taken into account.

Applicants must provide evidence that they are holding the minimum quantity of shares for at least three months prior to the day of the General Meeting and that they hold the shares until the decision on the supplemental request (section 278 (3) AktG in connection with sections 142 (2) sentence 2 AktG, 122 (1) sentence 3, (2) sentence 1 AktG).

Any supplemental requests must be submitted to the following address:

Fresenius Medical Care AG & Co. KGaA Die persönlich haftende Gesellschafterin Fresenius Medical Care Management AG

- Vorstand -

attn: Herrn Dr. Rainer Runte

Else-Kröner-Straße 1
61352 Bad Homburg v. d. H.

Germany

Motions and proposals for election by shareholders according to section 278 (3) AktG in connection with sections 126 (1), 127 AktG

Shareholders may send countermotions to the Company regarding proposals made by the General Partner and the Supervisory Board pertaining to a specific item on the agenda prior to the General Meeting. Shareholders may also make proposals for the election of the auditors. Reasons must be given for countermotions. For proposals for election, however, no reasons need to be given.

Countermotions and proposals for election to be made accessible that have been received at the address mentioned below at least 14 days prior to the General Meeting, the day of receipt and the day of the General Meeting not being included in the calculation, i.e. 1 May 2013 (24:00 hours CEST) at the latest, will be made available on the Company’s website to the other shareholders, including the name of the shareholder and any reasons given at http://www.fmc-ag.com/AGM2013.htm. Any comments of the management will be also published there.

Countermotions and proposals for election are to be sent only to

Fresenius Medical Care AG & Co. KGaA
 - Investor Relations -
Else-Kröner-Straße 1
61352 Bad Homburg v. d. H.
Germany
Telefax: +49 (0)6172-609-2301
E-Mail: ir@fmc-ag.com

Countermotions and proposals for election sent to any other address cannot be taken into account.

Countermotions and reasons given do not need to be made accessible under the prerequisites set out in section 126 (2) sentence 1 AktG. According to section 126 (2) sentence 2 AktG, the reasons for a countermotion do not need to be made accessible if they amount to more than 5,000 characters in total.

Section 126 AktG applies analogously to the proposal of a shareholder for the election of auditors pursuant to section 127 AktG. Proposals for the election of auditors according to section 127 AktG will moreover only be made accessible if they contain the name, the profession exercised and the residential address of the proposed person or the name and registered office of the proposed legal entity.

Shareholders information rights according to section 278 (3) AktG in connection with section 131 (1) AktG

According to section 278 (3) AktG in connection with section 131 (1) AktG, information on the affairs of the Company including the legal and business relationships with affiliated enterprises and on the situation of the group and the enterprises included in the consolidated group financial statements is to be given by the General Partner to every shareholder upon the latter’s request in the General Meeting. This only applies to the extent the information is necessary for a proper evaluation of the item on the agenda.

Further explanations on the rights of the shareholders under section 278 (3) AktG in connection with sections 122 (2), 126 (1), 127, 131 (1) AktG are available on the Company’s website at http://www.fmc-ag.com/AGM2013.htm.

Availability of documents / Notice on the Company’s website

From the day of the convening of the ordinary General Meeting, the following documents, amongst others, are available for inspection by the shareholders in the offices of the Company, Fresenius Medical Care AG & Co. KGaA, Else-Kröner-Straße 1, 61352 Bad Homburg v. d. H., Germany:

1)             The annual financial statements and consolidated group financial statements approved by the Supervisory Board;

2)             the management reports for Fresenius Medical Care AG & Co. KGaA and the consolidated group;

3)             the report by the General Partner with regard to the information pursuant to sections 289 (4), 315 (4) HGB;

4)             the General Partner’s proposal on the allocation of distributable profit;

5)             the report of the Supervisory Board of Fresenius Medical Care AG & Co. KGaA for fiscal year 2012;

6)             the annual report for the Fresenius Medical Care Group for the fiscal year 2012 which contains the Report on Corporate Governance including the Remuneration Report as well as the Declaration on Corporate Governance for fiscal year 2012;

7)             the report of the General Partner on agenda items 6 to 8 and on agenda items 1 and 2 of the separate meeting of preference shareholders;

8)             excerpts from the notarial minutes regarding the aforementioned resolution items of the ordinary General Meeting of the Company of 23 May 2001 under agenda item 5 and of the extraordinary General Meeting of the Company of 30 August 2005 under agenda item 2 regarding the creation and amendment of the basic principles of the 2001 International Employee Participation Program.

On request, each shareholder shall receive a copy of the aforementioned documents promptly and free of charge. These documents will, however, also be made available at the General Meeting of the Company.

The aforementioned documents and the information required pursuant to section 278 (3) AktG in connection with section 124a AktG are also available on the Company’s website at http://www.fmc-ag.com/AGM2013.htm.

Transmission in sound and vision

On the day of the General Meeting, the speech of the chairman of the Management Board of the General Partner will be broadcast in sound and vision if the chairman of the Meeting so orders. In this case, it can be followed live on the internet at http://www.fmc-ag.com/AGM2013.htm.

Hof an der Saale, April 2013

Fresenius Medical Care AG & Co. KGaA

The General Partner

Fresenius Medical Care Management AG

The Management Board

Information for holders of American Depositary Receipts regarding the Annual General Meeting

- ISIN: US3580291066 -

- ISIN: US3580292056 -

As far as the ADRs represent preference shares, they will have no voting right at the Annual General Meeting.

As far as the ADRs represent ordinary shares, the following rules apply:

Holders of ADRs will generally submit their voting instructions to BNY Mellon, who, in its capacity as Depositary Bank, will then exercise the voting rights according to the instructions provided by the holders of ADRs. Guidelines as to the exercise of voting rights by means of “Proxy Voting” can be found in the materials of the Annual General Meeting, which will be sent to the holders of ADRs. Voting instructions must be received by BNY Mellon by 8 May 2013 (prior to 5 p.m. New York Time) at the latest.

Should, on an exceptional basis, an holder of ADRs wish to exercise voting rights in person at the Annual General Meeting, BNY Mellon will try on a best efforts basis to provide holders of ADRs with this possibility. However, due to the considerable amount of time required, an exercise of voting rights in person may not be guaranteed in all instances.

The custodian banks are advised of the separate publications in the German Wertpapier-Mitteilungen.

Hof an der Saale, April 2013

Fresenius Medical Care AG & Co. KGaA

The General Partner

Fresenius Medical Care Management AG

The Management Board

Convenience Translation

Fresenius Medical Care AG & Co. KGaA

Hof an der Saale

Convening of the separate meeting of preference shareholders

ISIN: DE0005785836 // Securities Identification No. 578583

ISIN: DE000A1RFH34 // Securities Identification No. A1RFH3

ISIN: US3580292056

We hereby invite our preference shareholders to the separate meeting of preference shareholders to be held on Thursday, 16 May 2013, following the Annual General Meeting, from 2:00 p.m.

in the Congress Center Messe Frankfurt, Ludwig-Erhard-Anlage 1, 60327 Frankfurt am Main, Germany. The beginning of this separate meeting may be delayed subject to the duration of the preceding Annual General Meeting.

Disclaimer: The conversion of the preference shares into ordinary shares will not be registered under the Securities Act of 1933 (Securities Act). The conversion for most holders will be effected pursuant to a 3(a)(9) exemption from registration under the Securities Act and for one holder in an exempted “offshore transaction” pursuant to Regulation S under the Securities Act. The ordinary shares acquired pursuant to Regulation S may not be offered or sold in the U.S. unless registered under the Securities Act or pursuant to an applicable exemption from registration requirements.

I. Agenda

1.                                     Special resolution of the preference shareholders on the approval of the resolutions presumably passed by the ordinary General Meeting of 16 May 2013 under agenda item 6 regarding the conversion of non-voting bearer preference shares into voting bearer ordinary shares and amendments to the Articles of the Company

Under agenda item 6 the General Partner and the Supervisory Board propose to the General Meeting of the Company convened for 16 May 2013, 10:00 a.m., to pass the following resolutions:

a)                                     The bearer preference shares without voting rights are converted into bearer ordinary shares with voting rights by cancelling the preference rights in terms of dividend payments pursuant to section 19 (2) - (4) of the Articles.

b)                                     Section 4 (1) of the Articles is reworded as follows:

“The capital of the Company amounts to EUR [306,855,686.00] (in words: [three hundred six million eight hundred fifty five thousand six hundred eighty six] Euro) and is divided into [306,855,686] (in words: [three hundred six million eight hundred fifty five thousand six hundred eighty six]) bearer ordinary shares.”

c)                                      Section 17 (4) sentence 2 of the Articles is deleted without substitution.

d)                                     Section 19 of the Articles is annulled and reworded as follows:

“Art. 19                      Disposition of Profits

The disposition of the balance sheet profits is resolved on by the general meeting.”

e)                                      The Supervisory Board is authorized to update and replace the numbers or amounts set in square brackets in section 4 (1) of the Articles of the Company in the course of the filing for entry in the commercial register of the new version of this provision as resolved under section b) above by those numbers or amounts that result in due consideration from any potential changes to the total amount of the registered share capital in the meantime, in particular as a result of the issuance of shares from the conditional capital, i.e. to revise the numbers or amounts as well as the corresponding description in words set in square brackets if necessary.

In this context, the General Partner and the Supervisory Board propose to the separate meeting of preference shareholders to resolve by separate resolution as follows:

The resolutions of the ordinary General Meeting of 16 May 2013 on the conversion of non-voting bearer preference shares into voting bearer ordinary shares and corresponding amendments to the Articles of the Company under agenda item 6 are approved.

2.                                     Special resolution of the preference shareholders on the approval to the presumed resolutions of the General Meeting of the Company of 16 May 2013 under agenda item 7 on the amendment to the 2001 International Employee Participation Program and on the amendment to the conditional capital pursuant to section 4 (5) of the Articles of the Company

Under agenda item 7 the General Partner and the Supervisory Board furthermore propose to the General Meeting of the Company convened for 16 May 2013, 10:00 a.m., to pass the following resolutions:

a)                                    The resolution of the ordinary General Meeting of the Company of 23 May 2001 (agenda item 5 therein) on the issuance of convertible bonds for an international employee participation program including a conditional capital created for this purpose is amended with regard to the conversion of non-voting bearer preference shares of the Company into voting ordinary shares proposed under agenda item 6 as follows:

aa)                    The convertible bonds issued on the basis of the resolution of the ordinary General Meeting of the Company of 23 May 2001 (agenda item 5 therein) henceforth entitle solely to the receipt of bearer ordinary shares of the

Company. No adjustment will be made to the conversion prices of the convertible bonds.

bb)                    The General Partner is authorized to define the details of the implementation of such amendment of the 2001 International Employee Participation Program as set out under section aa) above with the approval of the Supervisory Board. As far as members of the Management Board of the General Partner are concerned, only the Supervisory Board is authorized to define the details of the implementation of such amendment.

b)                                    In accordance with the amendment of the 2001 International Employee Participation Program proposed for resolution in section a) above, the conditional capital pursuant to section 4 (5) of the Articles of the Company will be amended to the effect that the registered share capital pursuant to section 4 (5) of the Articles is prospectively conditionally increased exclusively by the issuance of ordinary shares and that the pro rata amount of this conditional capital pursuant to section 4 (5) of the Articles until now relating to the issuance of preference shares prospectively exclusively relates to the issuance of ordinary shares as well. For that purpose, section 4 (5) of the Articles of the Company is reworded as follows:

“The capital of the Company is conditionally increased by up to EUR [4,199,718.00] (in words: [four million one hundred ninety nine thousand seven hundred eighteen] Euro) by the issue of up to [4,199,718] (in words: [four million one hundred ninety nine thousand seven hundred eighteen]) new bearer ordinary shares. The conditional capital increase will be implemented only to the extent that, in accordance with the 2001 International Employee Participation Program resolved on by the General Meeting of 23.05.2001 convertible bonds relating to non-par value shares have been issued and the holders of these convertible bonds exercise their right of conversion in consideration of the amending resolution of the General Meeting of 16.5.2013 regarding the conversion of non-voting bearer preference shares into voting bearer ordinary shares. The new voting bearer ordinary shares participate in profits from the beginning of the fiscal year in which they arise by the exercise of the right of conversion.”

c)                                      The Supervisory Board is authorized to update and replace the numbers or amounts set in square brackets in section 4 (5) of the Articles of the Company in the course of the filing for entry in the commercial register of the new version of this provision as resolved under section b) by those numbers or amounts that result in due consideration from any potential changes to the total amount of the registered share capital in the meantime, in particular as a result of the issuance of shares from the conditional capital, i.e. to revise the numbers or amounts as well as the corresponding description in words set in square brackets if necessary.

d)                                    The General Partner is instructed to file the amendment to the Articles in connection with the amendment of section 4 (5) of the Articles for entry in the commercial register on the condition that such registration shall only be effected if the amendments to the Articles as proposed under agenda item 6 b) — d) are also entered into the commercial register.

In this context, the General Partner and the Supervisory Board propose to the Separate Meeting of preference shareholders to resolve by separate resolution as follows:

The resolutions of the ordinary General Meeting of 16 May 2013 on the amendment of the 2001 International Employee Participation Program and on the conditional capital pursuant under section 4 (5) of the Articles of the Company under agenda item 7 are approved.

II. Report of the General Partner on agenda items 1 and 2 and simultaneously report of the General Partner on agenda items 6 to 8 of the ordinary General Meeting on 16 May 2013

The General Partner reports on agenda items 1 and 2 of the separate meeting of preference shareholders of 16 May 2013 as well as on agenda items 6 to 8 of the ordinary General Meeting of 16 May 2013 as follows:

1.                  Preliminary note and background

With these resolution proposals the General Partner and the Supervisory Board jointly continue the development already set in motion to simplify the capital structure of the Company in the interest of both the Company and its shareholders by focusing on the class of ordinary shares to simplify it and hence to fully adhere to the “one share — one vote” structural principle established in the international capital markets. Hereinafter, the General Partner describes and explains in detail the proposed conversion of preference shares into ordinary shares and the corresponding amendments according to the resolution proposals under agenda items 6 and 7 of the ordinary General Meeting and particularly comments on the consequences of the proposed conversion for the Company and its shareholders.

2.                  Description of the present capital structure and the classes of shares of the Company

The registered share capital of the Company currently amounts to EUR [306,855,686.00] and is currently divided into [302,882,353] voting bearer ordinary shares and [3,973,333] non-voting bearer preference shares. Thus, the proportion of preference shares in the registered share capital currently only amounts to approximately [1.3] %. This marginal proportion of preference shares in the registered share capital of the Company in particular results from the fact that the by far largest part of the former preference shareholders have exchanged their preference shares into ordinary shares of the Company in the context of the voluntary exchange offer made by the Company in 2005. Each ordinary share and each preference share represent a pro rata amount of EUR 1.00 of the registered share capital. Pursuant to section 19 (2) — (4) of the Articles of the Company the preference shares shall receive a dividend out of the annual balance sheet profits which exceeds that for the ordinary shares by an amount of EUR 0.02 per preference share but at least a dividend in an amount of EUR 0.04 per preference share, whereas this minimum dividend shall take precedence over the distribution of a dividend on the ordinary shares (so-called preference in terms of dividend payments) and be paid subsequently in the event that the balance sheet profits for a fiscal year are insufficient to distribute the minimum dividend. Both ordinary shares and preference shares of the Company are listed in the „Prime Standard” segment in the regulated market of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) and are traded in the electronic trading system XETRA. Also, the ordinary shares of the Company have also been included into the Deutscher Aktienindex (DAX). Furthermore, American Depositary Receipts (ADR) representing ordinary shares or preference shares are traded at the New York Stock Exchange (NYSE).

From the General Partner’s point of view the current lower stock market price of the preference share compared to the ordinary share reflects the very limited liquidity and, hence, also the very limited acceptance of the preference share in the capital market: Although the Articles, as set forth above, provide that each preference share shall receive a minimum dividend (including unpaid amounts from previous fiscal years) and that furthermore preference shares receive a higher dividend out of the annual balance sheet profits than the ordinary shares, the preference share is apparently regarded as a (far) less attractive form of investment by the capital markets. Investors largely gear towards the internationally acknowledged structural principle of a voting right being attached to each share (“one share — one vote”) and often refrain from investing in share classes of low liquidity.

3.                  Implementation of the conversion of preference shares into ordinary shares and future capital structure of the Company

The conversion of preference shares of the Company into ordinary shares proposed to the ordinary General Meeting under agenda item 6 is technically implemented by cancelling the preference rights in terms of dividend payments as provided for in section 19 (2) — (4) of the Articles. Upon the cancellation of these preference rights in terms of dividend payments taking effect by entry of such amendments to the Articles in the commercial register, the preference in terms of dividend payments is annulled, reinstating the voting rights of these shares by law (section 141 (4) AktG). By cancelling the preference rights in terms of dividend payments, each preference share is automatically and compulsorily converted into one ordinary share in a 1:1 ratio. Thus, no exchange of shares, but only an alignment of the rights attached to the preference share class with the rights attached to the ordinary share class is effected.

In addition to this necessary resolution of the ordinary General Meeting requiring a majority of at least three quarters of the share capital represented at the passing of the resolution, the conversion also requires a consenting special resolution of the preference shareholders of the Company, which in turn requires a majority of three quarters of the votes cast pursuant to section 141 (3) sentence 2 AktG. The preference shareholders resolve on this special resolution in a separate meeting (section 141 (3) sentence 1 AktG) also convened for 16 May 2013 (following the ordinary General Meeting of the same day) by this separate convening notice. Finally the ordinary shareholders shall be requested to once again approve the resolution by the General Meeting amending the Articles by special resolution pursuant to section 179 (3) AktG; a corresponding resolution is proposed to the ordinary shareholders under agenda item 8 of the ordinary General Meeting and requires the majority of at least three quarters of the share capital represented at the passing of the resolution.

Subject to the potential issuance of shares from the conditional capital in the meantime, the registered share capital of the Company will continue to amount to EUR [306,855,686.00] after the effectiveness of the conversion of preference shares into ordinary shares by entry of the proposed amendments of the Articles into the commercial register. Prospectively however, the registered share capital will consistently be divided into ordinary shares, as the pro rata amount of preference shares in the registered share capital will be allotted to ordinary shares in the future. Since each share still represents the proportionate value of EUR 1.00 of the registered share capital of the Company, neither the pro rata participation of the shareholders in the registered share capital nor the absolute number of issued shares is subject to changes.

Prospectively, all shares of the Company would then participate in a uniform manner and an equal amount in the distribution of the balance sheet profits of the Company to the shareholders. The General Partner expects that entry of the proposed amendments of the Articles in the commercial register will occur promptly after the ordinary General Meeting and the separate meeting of preference shareholders respectively. The conversion of all preference shares of the Company will only become legally effective upon entry of the corresponding amendments of the Articles in the commercial register. Entry of these amendments of the Articles within fiscal year 2013 would result in the preference in terms of dividend payments of the preference shareholders to be taken into account for the last time in accordance with the resolution proposed under agenda item 2 of this year’s ordinary General Meeting on the distribution of the balance sheet profit for fiscal year 2012.

4.                  Consequences of the conversion for the participants of the 2001 International Employee Participation Program

The proposed conversion of preference shares into ordinary shares requires corresponding amendments to the 2001 International Employee Participation Program under which certain employees of the Company and of affiliated companies, members of the management of affiliated companies as well as members of the Management Board (of the General Partner) have received convertible bonds as a variable compensation component. According to the relevant terms and conditions of the employee participation program, these convertible bonds to date also entitle to a receipt of preference shares of the Company. In order to ensure that the arrangement of the conversion rights of the participants of the 2001 International Employee Participation Program still appropriately corresponds to the unification of the Company’s capital structure with a view to a registered share capital solely consisting of ordinary shares aimed at by the proposed conversion of all preference shares into ordinary shares, the General Partner and the Supervisory Board propose under agenda item 7 a) to amend the 2001 International Employee Participation Program to the effect that the rights of holders of convertible bonds regarding the receipt of shares of the Company will prospectively only relate to the receipt of ordinary shares of the Company. Accordingly, the proposed amendment to the 2001 International Employee Participation Program results in each convertible bond prospectively entitling to the receipt of one ordinary share of the Company instead of one preference share in a 1:1 ratio without any adjustment to the conversion prices of the convertible bonds. At the same time this ensures the systematic consistency with the full conversion of preference shares into ordinary shares as proposed under agenda item 6 which as a legal necessity can only be effected in a 1:1 ratio as well. This also helps to ensure that an unequal treatment of preference shareholders and holders of convertible bonds, who to date were entitled to the receipt of preference shares, can be avoided.

The satisfaction of the convertible bonds issued under the 2001 International Employee Participation Program by issuing preference shares is currently safeguarded by a conditional capital provided for in section 4 (5) of the Articles. The proposed amendment to the 2001 International Employee Participation Program by switching the conversion rights to an exclusive issuance of ordinary shares therefore leads to corresponding amendments to this conditional capital, which are proposed under agenda item 7 b) of the ordinary General Meeting. In the process, the conditional capital pursuant to section 4 (5) of the Articles of the Company shall be amended to the effect that henceforth it exclusively relates to the issue of ordinary shares while maintaining its present total amount. Nature and scope of the safeguarding function of this conditional capital in favor of the holders of convertible bonds under the 2001 International Employee Participation Program therefore remain entirely unchanged.

5.                  Rebooking in the investment portfolios and effects on the stock exchange listing of former preference shares

The Company’s shares are exclusively represented by global certificates to be deposited at Clearstream Banking AG, Frankfurt am Main. As a result of this central securities deposit the conversion of the preference shares into ordinary shares is likewise effected by Clearstream Banking AG through collective accounts and by conversion of the shareholders’ investment portfolios by the respective custodian banks. The shareholders will be informed on the rebooking but will not have to take any further action. The rebooking is to be free of costs for the shareholders.

Upon entry of the amendments to the Articles proposed to be resolved on under agenda item 6 of the ordinary General Meeting and described above in section 3 of this report in the commercial register, the listing of the preference shares of the Company will be discontinued as a result of the conversion into ordinary shares associated with it. The stock exchange listing at the Frankfurt Stock Exchange will presumably be terminated by the end of the trading session of the day on which the entry of the amendment to the Articles in the commercial register is effected and all existing stock exchange orders will lapse. The determination of the precise point in time of the entry of this change of rights in the commercial register is beyond the Company’s control, but it will attempt to agree on a schedule in close cooperation with the Frankfurt Stock Exchange and the competent commercial register to ensure that the conversion process will be implemented as smoothly as possible. An interruption of trade with ordinary shares shall be avoided to the best extent possible.

Upon the conversion of preference shares into ordinary shares, the ADR representing preference shares of the Company which were listed on the NYSE until that date will be cancelled. The Bank of New York Mellon (BNY Mellon) will arrange for the necessary technical conversion for the holders of these ADRs and will furnish preference share ADR holders with instructions regarding any necessary action on their part. No action will be required on the part of ordinary share ADR holders in connection with consummation of the conversion of preference share ADRs into ordinary share ADRs. Likewise, preference ADR holders do not need to take any further action at the present time. In particular, preference share ADR holders who hold their ADRs in definitive certificated form should not send their ADR certificates to the Company, and should not send their certificate to BNY Mellon unless and until instructed to do so.

6.                  Benefits of the conversion of the preference shares into ordinary shares for the Company and its shareholders

The conversion of all non-voting preference shares of the Company into voting ordinary shares is in the best interests of the Company as well as its shareholders. It leads to a concentration on one single class of shares and thereby serves the unification and simplification of the capital structure of the Company. All shares will have the same rights, in particular voting rights, and prospectively participate to the same extent in the balance sheet profits of the Company.

In particular from an investor’s point of view this unification and simplification creates a heightened level of transparency which may additionally increase the attractiveness of an investment in the Company. Simultaneously the concentration on one single class of shares complies with the internationally recognized and prevalent Corporate Governance principle of each share entitling to one vote (“one share — one vote”).

The proposed concentration on the ordinary shares class furthermore reduces additional administrative expenditures of the Company which so far arise as to the administration of two classes of shares and which hardly seem justified in light of the only marginal residual stock of preference shares. Thus, costs for the Company can be eliminated which are for instance currently accrued from the concurrent listing of the ordinary and the preference shares at Frankfurt Stock Exchange and — as ADRs — at NYSE.

All shareholders will also benefit from the aforementioned advantages for the Company: From the General Partner’s point of view the anticipated strengthening of the free float and the trading volume of ordinary shares resulting from the concentration on one class of shares whilst reducing the Company’s administrative costs may in principle positively influence the price of ordinary shares in the medium term. In this case, all shareholders of the Company could benefit from a relative increase in the value of their shareholdings.

The former preference shareholders of the Company in fact lose their entitlement to preference in terms of dividend payments and higher dividend payments; at the same time, however, they prospectively obtain the right to vote in the General Meeting. With a view to the prospective value of the investment the preference shareholders benefit from the conversion of preference shares as for each preference share owned so far they will, due to reasons of German stock corporation law, receive an ordinary share in a 1:1 ratio which is currently rated higher in the capital market. Furthermore, the liquidity of the shareholding of the preference shareholders in the Company is increased in light of the current marginal liquidity of the preference shares. As the proportion of preference shares in the registered share capital of the Company amounts to only approximately 1.3%, the effect of the dilution of the voting rights of the ordinary shareholders as well as the dilution of the intrinsic value of their participation in the Company is very marginal. Furthermore, a preference shareholder who reportedly holds approximately 77 % of the preference shares of the Company, a reputable European financial institution, has agreed with the Company that in case such conversion measure is resolved on it will pay a premium to the Company in cash in the total amount of EUR 27 million following registration of this measure with the commercial register, thereby providing for a (partial) commercial compensation for potential dilutive effects for the ordinary shareholders. This would correspond to a premium payment of approximately EUR 9.00 per preference share held by this major preference shareholder and therefore insofar corresponds to the average spread between the closing prices of the preference share and the ordinary share of the Company in the electronic trading system XETRA during the 3-months-period between 1 January 2013 and 31 March 2013. As a result, commercially dilutive effects for ordinary shareholders, which in any way occurred only to a rather marginal extent, would additionally be reduced.

At the same time, any such potential implications relating to the voting rights and to the value of the participation coincide with commensurable value increases for ordinary shareholders: With the elimination of the preference in terms of dividend payments and higher dividend payments to the preference shareholders today’s ordinary shareholders’ profit participation ratio in the distributable profit of the Company prospectively increases.

The advantages for the Company and its shareholders as described above can only be achieved if the conversion of all preference shares into ordinary shares is guaranteed. The conversion by way of an alternative voluntary conversion offer, under which all preference shareholders can decide whether to convert their preference shares into ordinary shares by contrast is no equal alternative, as it cannot be ruled out in this case that residual amounts of preference shares would persist and therefore the concentration of the registered share capital in one single class of shares intended in the best interests of the Company could in fact not be achieved. This is borne out by the Company’s experience in the 2005 voluntary conversion offer, which was accepted by a vast majority of shareholders but could not encompass all preference shares. Accordingly, a marginal residual portion of preference shares currently amounting to approximately [1.3] % of the registered share capital continued to exist which shall now be eliminated by the proposed conversion of all preference shares into ordinary shares.

Therefore the General Partner is of the opinion that the proposed conversion of all remaining preference shares of the Company into ordinary shares is in the best interests of the Company as well as all of its shareholders. The General Partner and the Supervisory Board therefore recommend to all preference shareholders to support this action by resolving in favor of a consenting resolution in the context of agenda items 1 and 2 of this separate meeting of preference shareholders.

III. Further information regarding the convening of the separate meeting of the preference shareholders

Total number of shares and voting rights

At the time of the convening of the ordinary General Meeting and the separate meeting of preference shareholders, of the total amount of [306,855,686] non-par value shares issued by the Company, consisting of [302,882,353] bearer ordinary shares and [3,973,333] bearer preference shares, all preference shares are entitled to participate and vote and each bearer preference share carries one vote in the separate meeting of the preference shareholders. Ordinary shares are not entitled to participate or to vote in the separate meeting of preference shareholders.

Conditions for participation in the separate meeting of preference shareholders and for the exercise of the voting right

Only those preference shareholders who have registered with the Company in text form in the German or the English language by the end of 9 May 2013 (24:00 hours Central European Summer Time — CEST), at the latest under the following address

Fresenius Medical Care AG & Co. KGaA

c/o Computershare Operations Center

80249 Munich

Germany

Telefax: +49 89 30903 - 74675

E-Mail: anmeldestelle@computershare.de

and who have provided the Company with evidence of their entitlement to attend the separate meeting of preference shareholders are entitled to participate and vote in the separate meeting of preference shareholders. As evidence of their entitlement to attend the separate meeting of preference shareholders and to exercise their voting right, preference shareholders must, by the end of 9 May 2013 (24:00 hours CEST), at the latest, provide evidence of their shareholding issued by their depositary bank in text form in the German or the English language to the aforementioned address referring to the beginning of 25 April 2013, (00:00 hours CEST) (“Evidence Date”).

Significance of the Evidence Date

As regards the participation in the separate meeting of preference shareholders and the exercise of the voting right only such persons qualify as preference shareholders of the Company who have provided evidence of their shareholding. The right of participation and the extent of the voting rights are solely determined by the shareholding on the Evidence Date. The Evidence Date is not accompanied by a lock on the sale of shares. Even in case of a complete or partial sale of the shareholding after the Evidence Date, this has no effect on the entitlement to participate and on the voting right. This also applies accordingly to the acquisition of preference shares after the Evidence Date. Persons who do not hold preference shares on the Evidence Date and become preference shareholders only thereafter are entitled to participate and vote for the preference shares held by them only to the extent that they are authorized by proxy or otherwise authorized to exercise rights. The Evidence Date has no significance for the entitlement to a dividend as this entitlement only depends on the shareholder status on the day of the resolution on the distribution of profits by the ordinary General Meeting.

Proxy voting procedure

Preference shareholders may have their voting rights in the separate meeting of preference shareholders exercised by a proxy, e.g. the depositary bank, an association of shareholders or another person of their choice. If the preference shareholder authorizes more than one person, the Company can reject one or more of such persons. The issue of the proxy, its revocation and the evidence of authorization to be presented to the Company require the text form; financial institutions, shareholders’ associations and persons equated thereto according to section 278 (3) AktG in connection with sections 135 (8) AktG and 135 (10) AktG in connection with section 125 (5) AktG may — to the extent powers of attorney are issued to them — provide for deviating provisions.

The Company offers that preference shareholders may issue powers of attorney to proxies named by the Company who are bound to preference shareholders’ voting instructions. Such persons are employees of the Company or of an affiliated company who vote on the respective items of the agenda on the basis of powers of attorney by preference shareholders and in accordance with the instructions issued by them. The proxies named by the Company must, for this purpose, be issued powers of attorney as well as express and unambiguous instructions for the exercise of the voting right. The proxies named by the Company are obligated to vote in accordance with the instructions. They cannot exercise the voting rights at their own discretion. To the extent there is no express and unambiguous instruction, the proxies named by the Company will abstain from voting on the respective voting matter.

The preference shareholders shall receive forms for powers of attorney as well as the form for the power of attorney and the voting instructions for the proxies named by the Company and further information regarding the issuing of powers of attorney together with the entrance ticket.

The evidence of the appointment of an authorized person may be submitted to the following address or be presented at the entrance to the meeting venue of the General Meeting and to the separate meeting of preference shareholders, respectively, on the day of the separate meeting of preference shareholders:

Fresenius Medical Care AG & Co. KGaA
 - Investor Relations -
Else-Kröner-Straße 1
61352 Bad Homburg v. d. H.
Germany
Telefax: +49 (0)6172-609-2301
E-Mail: ir@fmc-ag.com

Timely registration and evidence of the shareholding in accordance with the foregoing provisions are also required in case a power of attorney is issued. This does not exclude any granting of powers of attorney after the registration has occurred.

Rights of preference shareholders according to section 278 (3) AktG in connection with sections 122 (2), 126 (1), 127, 131 (1), 138 AktG

Supplemental requests to the agenda at the request of a minority according to section 278 (3) AktG in connection with sections 122 (2), 138 AktG

Preference shareholders whose total combined shares amount to at least the twentieth part of the registered share capital or the proportionate amount of the share capital of EUR 500,000 (that is equivalent to 500,000 non-par value shares), can request, according to section 278 (3) AktG in connection with section 122 (2) AktG, that items be placed on the agenda and notice thereof be given. In addition, pursuant to section 138 AktG, a corresponding right is awarded to such preference shareholders whose total combined shares amount to at least the tenth part of the shares entitled to vote in the separate meeting of preference shareholders. For each new item, reasons or a draft resolution must be attached.

Supplemental requests must be received by the Company at least 30 days prior to the separate meeting of preference shareholders in writing. The day of receipt and the day of the separate meeting of preference shareholders are not included in that calculation. Therefore, the last possible date for receipt is Monday, 15 April 2013 (24:00 hours CEST). Supplemental requests received after that date cannot be taken into account.

Applicants must provide evidence that they are holding the minimum quantity of preference shares for at least three months prior to the day of the separate meeting of preference shareholders and that they hold the preference shares until the decision on the supplemental request (section 278 (3) AktG in connection with sections 142 (2) sentence 2 AktG, 122 (1) sentence 3, (2) sentence 1 AktG).

Any supplemental requests must be submitted to the following address:

Fresenius Medical Care AG & Co. KGaA

Die persönlich haftende Gesellschafterin

Fresenius Medical Care Management AG

- Vorstand -

attn: Herrn Dr. Rainer Runte

Else-Kröner-Straße 1
61352 Bad Homburg v. d. H.

Germany

Motions by preference shareholders according to section 278 (3) AktG in connection with section 126 (1) AktG

Preference shareholders may send countermotions to the Company regarding proposals made by the General Partner and the Supervisory Board pertaining to a specific item on the agenda. Reasons must be given for countermotions. Section 127 AktG (Proposals by shareholders for election) does not apply to the separate meeting of preference shareholders.

Countermotions to be made accessible that have been received at the address mentioned below at least 14 days prior to the separate meeting of preference shareholders, the day of receipt and the day of the separate meeting of preference shareholders not being included in the calculation, i.e. 1 May 2013 (24:00 hours CEST) at the latest, will be made available on the Company’s website to the other preference shareholders, including the name of the preference shareholder and the reasons given at http://www.fmc-ag.com/AGM2013.htm. Any comments of the management will be also published there.

Countermotions are to be sent only to

Fresenius Medical Care AG & Co. KGaA
 - Investor Relations -
Else-Kröner-Straße 1
61352 Bad Homburg v. d. H.
Germany
Telefax: +49 (0)6172-609-2301

E-Mail: ir@fmc-ag.com

Countermotions sent to any other address cannot be taken into account.

Countermotions and reasons given do not need to be made accessible under the prerequisites set out in section 126 (2) sentence 1 AktG. According to section 126 (2) sentence 2 AktG, the reasons for a countermotion do not need to be made accessible if they amount to more than 5,000 characters in total.

Preference shareholders’ information rights according to section 278 (3) AktG in connection with section 131 (1) AktG

According to section 278 (3) AktG in connection with section 131 (1) AktG, information on the affairs of the Company including the legal and business relationships with affiliated enterprises and on the situation of the group and the enterprises included in the consolidated group financial statements is to be given by the General Partner to every preference shareholder upon the latter’s request in the separate meeting of preference shareholders. This only applies to the extent necessary for a proper evaluation of the item on the agenda.

Further explanations on the rights of the preference shareholders under section 278 (3) AktG in connection with sections 122 (2), 126 (1), 131 (1) AktG are available on the Company’s website at http://www.fmc-ag.com/AGM2013.htm.

Availability of documents / Notice on the Company’s website

From the day of the convening of the separate meeting of preference shareholders, the following documents, amongst others, are available for inspection by the preference shareholders in the offices of the Company, Fresenius Medical Care AG & Co. KGaA, Else-Kröner-Straße 1, 61352 Bad Homburg v. d. H., Germany:

1)             The report of the General Partner on agenda items 1 and 2 of this separate meeting of preference shareholders and on agenda items 6 to 8 of the ordinary General Meeting;

2)             excerpts from the notarial minutes regarding the aforementioned resolution items of the ordinary General Meeting of the Company of 23 May 2001 under agenda item 5 and of the extraordinary General Meeting of the Company of 30 August 2005 under agenda item 2 regarding the creation and amendment of the basic principles of the 2001 International Employee Participation Program.

On request, each preference shareholder shall receive a copy of the aforementioned documents promptly and free of charge. These documents will, however, also be made available at the separate meeting of preference shareholders of the Company.

The aforementioned documents and the information required pursuant to section 278 (3) AktG in connection with section 124a AktG are also available on the Company’s website at http://www.fmc-ag.com/AGM2013.htm.

Hof an der Saale, April 2013

Fresenius Medical Care AG & Co. KGaA

The General Partner

Fresenius Medical Care Management AG

The Management Board

Information for holders of American Depositary Receipts representing preference shares regarding the separate meeting of preference shareholders

- ISIN: US3580292056 -

Holders of ADRs representing preference shares will generally submit their voting instructions for the separate meeting of preference shareholders to BNY Mellon, who, in its capacity as Depositary Bank, will then exercise the voting rights according to the instructions provided by the holders of ADRs representing preference shares. Guidelines as to the exercise of voting rights by means of “Proxy Voting” can be found in the materials of the Annual General Meeting, which will be sent to the holders of ADRs. Voting instructions must be received by BNY Mellon by 8 May 2013 (prior to 5 p.m. New York Time) at the latest.

Should, on an exceptional basis, an holder of ADRs representing preference shares wish to exercise voting rights in person at the separate meeting of preference shareholders, BNY Mellon will try on a best efforts basis to provide such holders of ADRs with this possibility. However, due to the considerable amount of time required, an exercise of voting rights in person may not be guaranteed in all instances.

The custodian banks are advised of the separate publications in the German Wertpapier-Mitteilungen.

Hof an der Saale, April 2013

Fresenius Medical Care AG & Co. KGaA

The General Partner

Fresenius Medical Care Management AG

The Management Board